UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-05001

EUROPEAN INVESTMENT BANK New York Stock Exchange LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

98-100 boulevard Konrad Adenauer, L-2950, Luxembourg Tel No: (352) 4379-1
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

$3,000,000,000 4.875% Notes Due January 17, 2017
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, European Investment Bank certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 9, 2013	By:	/s/ Sandeep Dhawan	Head of Funding, Americas, Asia, Pacific Capital Markets
Date		Name: Sandeep Dhawan	Title

August 9, 2013	By:	/s/ Eila Kreivi	Director, Head of Capital Markets Department
Date		Name: Eila Kreivi	Title

_________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.